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SEC FILE NUMBER
8-69967

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2024 (MM/DD/YY) AND ENDING 12/31/2024 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Kingswood Capital Partners, LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

11440 W Bernardo Ct, Suite 300
(No. and Street)

San Diego	CA	92127
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Monique Romero	212-668-8700	mromero@acisecure.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Nawrocki Smith, LLP
(Name – if individual, state last, first, and middle name)

100 Motor Parkway, Suite 580	Hauppauge	NY	11788
(Address)	(City)	(State)	(Zip Code)

March 4, 2009	3370
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Michael Nessim, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Kingswood Capital Partners, LLC, as of 12/31, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: Michael Nessim

Title:
CEO

Notary Public

Commonwealth of Pennsylvania - Notary Seal
ASHALISETTE CARABALLO - Notary Public
Berks County
My Commission Expires March 15, 2025
Commission Number 1394502

Remote Online Notary, Berks County PA
Completed via Remote Online Notarization using 2 way Audio/Video technology.

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

NotaryCam Doc ID: 89cc2130-5d4c-470c-9fee-6514b0dd3da9

Kingswood Capital Partners, LLC

Financial Statements
and Supplemental Information

Together with Report of
Independent Registered Public Accounting Firm

As of and For the Year Ended December 31, 2024

Kingswood Capital Partners, LLC
As of and For the Year Ended December 31, 2024

Contents

Supplementary Information



CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Kingswood Capital Partners, LLC:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Kingswood Capital Partners, LLC (the "Company") as of December 31, 2024, the related statements of income, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Kingswood Capital Partners, LLC as of December 31, 2024, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the U.S. Securities and Exchange Commission ("SEC") and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplemental information contained in Schedules I, II and III have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as Kingswood Capital Partners, LLC's auditor since 2020.

Hauppauge, New York
February 27, 2025

Nawrocki Smith LLP

Kingswood Capital Partners, LLC
Statement of Financial Condition
As of December 31, 2024

Assets

Cash	$	8,016,595
Receivable from clearing broker		2,371,188
Commissions receivable		751,976
Loans to employees		963,300
Prepaid expense and other assets		246,212
Deposit with clearing broker		325,402
Total assets	$	12,674,673

Liabilities and Member's Equity

Liabilities

Commission payable	$	6,412,580
Accounts payable and accrued expenses		758,408
Due to affiliate		84,113
Total liabilities		7,255,101
Member's equity		5,419,572
Total liabilities and Member's equity	$	12,674,673

The accompanying notes are an integral part of these financial statements.

Kingswood Capital Partners, LLC
Statement of Income
For the Year Ended December 31, 2024

Revenues

Commissions	$	25,818,132
Investment banking fees		16,033,989
Interest and other income		1,322,691
Marketing reallowance		400,629
Total revenues		43,575,441

Expenses

Commission expenses	29,711,146
Professional fees	4,302,280
Employee compensation and benefits	2,760,679
Regulatory fees	490,289
Rent expenses	456,934
Clearance expenses	348,144
Marketing	580,660
Settlement charges	241,999
Other operating expenses	755,234
Total expenses	39,647,365

Net income	$	3,928,076

The accompanying notes are an integral part of these financial statements.

Kingswood Capital Partners, LLC
Statement of Changes in Member's Equity
For the Year Ended December 31, 2024

	Total
Balance at January 1, 2024	$ 4,441,496
Capital Distributions	(2,950,000)
Net income	3,928,076
Balance at December 31, 2024	$ 5,419,572

The accompanying notes are an integral part of these financial statements.

Kingswood Capital Partners, LLC
Statement of Cash Flows
For the Year Ended December 31, 2024

Cash flow from operating activities:

Net income		$	3,928,076
Adjustments to reconcile net income to net cash			
provided by operating activities:			
(Increase) decrease in:			
Receivable from clearing broker	(1,374,252)		
Commission receivable	1,890,961		
Loans to employees	(826,700)		
Prepaid expense and other assets	4,791		
Deposit with clearing brokers	(114,103)		
Due from affiliate	77,740		
(Decreases) increase in:			
Commission payable	875,514		
Accounts payable and accrued expenses	(138,328)		
Due to affiliate	(114,742)		
Total adjustments			280,881
Net cash provided by operating activities			4,208,957
Cash flow from financing activities:			
Capital Distributions	(2,950,000)		
Net cash used in financing activities			(2,950,000)
Cash flow from investing activities:			
Investments	91,641		
Net cash from investing activities			91,641
NET INCREASE IN CASH			1,350,598
CASH AT BEGINNING OF YEAR			6,665,997
CASH AT END OF YEAR		$	8,016,595

The accompanying notes are an integral part of these financial statements.

Kingswood Capital Partners, LLC
Notes to Financial Statements
As of December 31, 2024

Note 1: ORGANIZATION

Kingswood Capital Partners, LLC (the "Company") is a broker-dealer that was formed under the laws of the state of Nevada effective October 16, 2016 as Chalice Capital Partners, LLC and registered with the Financial Industry Regulatory Authority ("FINRA"), and the U.S. Securities and Exchange Commission ("SEC") since January 18, 2018. The Company was sold in May 2020 and was approved by FINRA for 100% change in ownership. The Company legally changed its name upon completion of the FINRA Continuing Membership Application approval, but the primary business activities and operations did not materially change as a result of the change in ownership.

The Company provides retail investment and investment banking services. It engages in merger and acquisition advisory activities and the introduction of accredited and institutional investors to hedge funds, private equity firms, REITs, mutual funds, and professional money managers.

The Company does not carry or clear customer accounts and all customer transactions are executed and cleared with its clearing broker on a fully disclosed basis. The clearing broker has agreed to maintain records of the transactions effected and cleared in the customer accounts.

Note 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation - The financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Cash and Cash Equivalents- All highly liquid investments with original maturities of three months or less are considered to be cash equivalents. The Company did not have any cash equivalents as of December 31, 2024.

Revenue Recognition - Revenue is recognized in accordance with FASB ASC Topic 606, Revenue from Contracts with Customers. The revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five-step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved.

Contractually, the Company earns trailing commissions on certain trail eligible assets ("Trail Commissions"). Trail Commissions are earned by carrying broker-dealers for ongoing support and shared with the Company as the introducing broker-dealer. The amount of the Trail Commission is based on a percentage of the current market value of the client's underlying investment holdings. Trail commissions are recognized over time in the months that the ongoing support services are performed. All revenue was recognized by the Company at a point in time on a trade date basis.

Commissions and fees earned on mutual funds, annuities, equities, REITs, alternatives and other financial instruments, as well as fees earned from arranging the sale of annuities are reported to the Company on a trade basis and recognized in revenue on the trade date. Finder fees for private placements and investment banking deals are considered earned on the date that the deals are closed. Advisory fee revenues are recorded over the period during which they were earned.

The Company earns marketing reallowance revenue, which is a fee paid to a securities firm that is not part of the underwriting syndicate that is bringing a new alternative product to the market. The amount of reallowance is typically a percentage of the sale of shares sold to investors. The reallowance fee typically covers the following marketing support services: providing internal marketing support personnel and marketing communications vehicles to assist the dealer manager in promoting the offering, responding to investors' inquiries concerning monthly statements, valuations, distribution rates, tax information, annual reports, redemption rights and procedures, assisting investors with redemptions, maintaining the technology to adequately service investors and preliminary and perpetual due diligence of the product. In 2024, revenue generated through marketing reallowance was $400,629 and is reflected in the Statement of Income.

Disaggregation of the Company's revenue by major sources for the year ended December 31, 2024 is as follows:

Revenue Stream	Total Revenue
Commission revenue	$ 25,818,132
Investment banking fees	16,033,989
Marketing reallowance	400,629
Interest and other income	1,322,691

Note 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

During 2024, the Company earned $1,415,280 under a referral agreement with another broker dealer. The fees earned from the agreement form part of the Commissions balance in the Statement of Income.

Receivables arise when the Company has an unconditional right to receive payment under a contract with a customer and are derecognized when the cash is received. The company has no outstanding receivable balances related to commission revenue as of December 31, 2024.

Significant Judgment - Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

Contract assets arise when the revenue associated with the contract is recognized prior to the Company's unconditional right to receive payment under a contract with a customer (i.e., unbilled receivable) and are derecognized when either it becomes a receivable or the cash is received. Contract assets are reported in the Statement of Financial Condition. As of December 31, 2024, contract asset balance was $0.

Contract liabilities arise when customers remit contractual cash payments in advance of the Company satisfying its performance obligations under the contract and are derecognized when the revenue associated with the contract is recognized when the performance obligation is satisfied. As of December 31, 2024, there were no contract liabilities.

Income Taxes - The Company complies with FASB ASC 740, Income Taxes. The Company is not a taxpaying entity for federal, New York State and California tax reporting purposes; accordingly, no provision for income taxes has been reflected in the accompanying financial statements as income or loss from the Company is included in the members individual tax returns. The Company believes that they have appropriate support for all tax positions taken, and as such, do not have any uncertain tax positions that are material to the financial statements.

The major taxing jurisdictions applicable to the Company's business affairs, for which returns have been filed, remain open and available for audit for the years 2021 through 2024.

Use of Estimates - The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from these estimates.

Note 3: REGISTERED REPRESENTATIVE CONTRACTS

The Company has entered into agreements with several individuals to act as registered representatives of the Company. Their employment agreements are cancelable with written notice from either party within a timeframe as specified in the individual contracts. Commission under these agreements amount to $29,711,146 for the year ended December 31, 2024. These fees are included in expenses in the accompanying Statement of Income. Certain expenses, such as legal, insurance and regulatory fees are paid by the Company and reimbursed by the registered representatives per the terms of the individual contracts.

Note 4: RELATED PARTY TRANSACTIONS

The Company is allocated expenses by its member, Kingswood US, LLC based on its expense sharing agreement. During the year, $892,352 of expenses were allocated, broken down into E&O insurance of $345,419, rent of $456,933 and professional fees of $90,000. As of December 31, 2024, $74,363 was due to Kingswood US, LLC from the Company.

The Company occasionally shares expenses with its registered investment advisor affiliate, Kingswood Wealth Advisors, LLC ("KWA"), which are related through common ownership. At the end of each month, any expenses paid for by KCP that are directly attributable to KWA are allocated 100% to that Company.

Note 4: RELATED PARTY TRANSACTIONS (Continued)

During 2024, the Company paid $57,000 of shared expenses on behalf of KWA, for which KWA reimbursed the Company in full in November 2024. As of December 31, 2024 there was no amount due from Kingswood Wealth Advisors ("KWA") for shared expenses.

At December 31, 2024, the Company owed $9,750 to Kingswood Wealth Advisors ("KWA") for having received fees belonging to KWA.

In 2024, loans were made to employees for a total of $900,400. Of these loans, the two loans made to two employees in the prior year amounting to $60,000, were forgiven and recorded as commission expense. while $13,700 of the loans made during the year were adjusted and charged to commission expense. These activities resulted in the $963,300 balance of the Loans to employees account reflected in the Statement of Financial Condition as of December 31, 2024.

The Company has an agreement with its managing member where the former pays the latter a fee of 3.5% of gross revenues as management fees. For the year end December 31, 2024, the Company incurred management fees of $1,525,175 as a result of this agreement. As of December 31, 2024, the Company had $331,734 due to its managing member.

Of the marketing expenses of $580,660 incurred in 2024, $450,000 was for services provided by SAG Marketing, an affiliate of the Company.

Note 5: NET CAPITAL

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2024. the Company had net capital of $4,097,263 which was $3,613,590 in excess of its required capital of $483,673. The Company's aggregate indebtedness to net capital percentage was 177.07% at December 31, 2024.

Note 6: LEASE ACCOUNTING

The Company has an expense sharing arrangement with its managing member, whereby the managing member allocates to the Company percentages of the rent expense for the different office spaces based upon occupancy. The Company does not possess control over the lease spaces. As such, the Company does not have an obligation to record a right to use asset or an offsetting lease obligation in accordance with Accounting Standards Codification (ASC) 842, Leases.

Note 7: SEGMENT REPORTING

The Company follows ASC 280, Segment Reporting (including adoption of ASU 2023-07), which requires companies to disclose segment data based on how management makes decisions about allocating resources to segments and evaluating performance.

The Company conducts its business activities and reports financial results as a single reportable segment, brokerage services segment. Using the management approach, qualitative and quantitative criteria established by ASC 280, the Company has determined it has a single reportable segment. The Chief Operating Decision Maker ("CODM") makes decisions about allocating resources and assessing performance in a manner consistent with the way the Company operates its business and presents their financial results, using net income that is also reported on the income statement as net income. There are no reconciling items to the income statement. The measurement of segment assets is reported on the balance sheet as total assets. The CODM uses net income to evaluate income generated from segment assets (return on assets) in deciding whether to reinvest profits into the brokerage services segment or into other parts of the entity, such as to pay distributions to the Parent. The Company's CODM is the CEO. The nature of business and accounting policies of the brokerage services segment are the same as described in the organization and nature of business and summary of significant accounting policies.

Note 8: COMMITMENTS AND CONTINGENCIES

In the normal course of business, from time to time, the Company may be involved in judicial proceedings or arbitration concerning matters arising in connection with the conduct of its businesses. In addition, United States government agencies and self-regulatory organizations, as well as state securities commissions in the United States, conduct periodic examinations and initiate administrative proceedings regarding the Company's business. Subject to the foregoing, the Company believes, based on current knowledge and after consultation with counsel, that it is not currently party to any material pending legal proceedings or administrative proceedings, individually or in the aggregate, the resolution of which would have a material effect on the Company. Provisions for losses are established in accordance with ASC 450, Accounting for Contingencies when warranted. Once established, such provisions are adjusted when there is more information available or when an event occurs requiring a change.

Note 9: SUBSEQUENT EVENTS

The Company has evaluated subsequent events through February 27, 2025, which is the date these financial statements were available to be issued, noting no matters requiring disclosure in the financial statements.

Kingswood Capital Partners, LLC
Schedule I - Computation of Net Capital Under Rule 15c3-1 of the Securities
and Exchange Commission
As of December 31, 2024

Computation of net capital

Total Member's equity

			$	5,419,572
Less: Non-allowable assets				
Loans to employees		(963,300)		
Prepaid expenses and other assets		(246,213)		
Non-allowable portion of commissions receivables		(112,796)		
Total non-allowable assets				(1,322,309)
Add: commissions payable on non-allowable receievables				-
Net Capital			$	4,097,263
Computation of net capital requirements				
Minimum net capital requirement				
6 2/3 percent of net aggregate indebtedness	$	483,673		
Minimum dollar net capital required	$	100,000		
Net capital required (greater of above)				483,673
Excess net capital				3,613,590
Aggregate indebtedness				7,255,101
Percentage of aggregate indebtedness to net capital				177.07%

There was no material difference between the net capital computation shown here and the net capital computation as presented on the Company's unaudited Form X-17A-5 Part IIA report dated December 31, 2024 as amended on February 18, 2025.

See report of Independent Registered Public Accounting Firm.

Kingswood Capital Partners, LLC
Schedule II - Computation for Determination of Reserve Requirements Under
Rule 15c3-3 of the Securities and Exchange Commission
As of December 31, 2024

The Company is exempt from the determination of reserve requirements under paragraph (k)(2)(ii) of Rule 15c3-3 under the U.S. Securities and Exchange Commission. In addition, the Company conducts direct business with mutual fund and insurance companies whereby the Company does not take possession of customer funds or securities and therefore its direct business is not subject to the custody provisions of Rule 15c3-3.

Kingswood Capital Partners, LLC
Schedule III - Information Relating to Possession or Control Requirements Under
Rule 15c3-3 of the Securities and Exchange Commission
As of December 31, 2024

The Company is exempt from the possession and control requirements under paragraph (k)(2)(ii) of Rule 15c3-3 under the U.S. Securities and Exchange Commission. In addition, the Company conducts direct business with mutual fund and insurance companies whereby the Company does not take possession of customer funds or securities and therefore its direct business is not subject to the custody provisions of Rule 15c3-3.

See report of Independent Registered Public Accounting Firm.



CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Kingswood Capital Partners, LLC:

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Kingswood Capital Partners, LLC (the "Company") identified the following provision of 17 C.F.R. §15c3-3(k) under which Kingswood Capital Partners, LLC claimed the following exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) and (2) Kingswood Capital Partners, LLC stated that Kingswood Capital Partners, LLC met the identified exemption provisions throughout the most recent fiscal year without exception.

The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to (1) commissions and fees earned on mutual funds, annuities, equities, REITs, alternatives and other financial instruments, as well as fees earned from arranging the sale of annuities, and (2) fees earned for advisory services, private placements and investment banking deals. In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934 and the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

Hauppauge, New York
February 27, 2025

Nawrocki Smith LLP


Kingswood Capital Partners, LLC
Exemption Report


Kingswood Capital Partners, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3 (k)(2)(ii)

(2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k) throughout the most recent fiscal year without exception.

(3) The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to: (1) commissions and fees earned on mutual funds, annuities, equities, REITs, alternatives and other financial instruments, as well as fees earned from arranging the sale of annuities, and (2) fees earned for advisory services, private placements and investment banking deals, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Michael Nessim
_____
Kingswood Capital Partners, LLC

I, Michael Nessim, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: Michael Nessim
Title: Chief Executive Officer